February 25, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (314)342-3419

Gregory H. Boyce
President and Chief Executive Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101-1826

      Re: Peabody Energy Corporation
               Definitive Proxy Statement on Schedule 14A
               Filed March 26, 2007
               File No. 001-016463

Dear Mr. Boyce:

We have reviewed your December 21, 2007 response to our comments of December 7, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

               Sincerely,

               Carmen Moncada-Terry
               Attorney Advisor